January 28, 2021 By Electronic Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Stuart M. Falber +1 617 526 6663 (t) +1 617 526 5000 (f) wilmerhale.com Stuart.Falber@wilmerhale.com

Attention: Jason Drory

Re:	Decibel Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 12, 2021

CIK No. 0001656536

Ladies and Gentlemen:

On behalf of Decibel Therapeutics, Inc. (the “Company”), we are responding to the comment contained in the letter dated January 27, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Laurence Reid, the Company’s President and Chief Executive Officer, relating to the amendment to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comment, the Company has revised the disclosure in the Draft Registration Statement and is filing the Amendment to the Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the response is keyed to the numbering of the comment and the heading used in the Letter. Page numbers referred to in the response reference page numbers in the Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1 submitted January 12, 2021

Collaboration with Regeneron, page 4

1.

We note your revised disclosure in response to prior comment 3. Please expand your disclosure on page 4 to clarify that DB-ATO program was initially developed in collaboration with Regeneron and that you have agreed to pay to Regeneron a royalty calculated as a low-to mid-single digit percentage of net sales of DB-ATO.

January 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 114 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Laurence Reid, Decibel Therapeutics, Inc.